SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.558.115/0001-21 Corporate Registry (NIRE): 33 300 276 963	TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

CORPORATE REORGANIZATION APPROVAL

TIM PARTICIPAÇÕES S.A. (“Company” or “TPAR”) (B3: TIMP3; NYSE: TSU) and TIM S.A. (“TSA” and, together with TPAR, “Companies” or “TIM”), in compliance with Article 157 of Law No. 6,404/76 (“Brazilian Corporate Law”), the provisions of CVM Instruction No. 358/02, the provisions of CVM Instruction No. 565/15, hereby inform its shareholders, the market in general and other interested parties, in connection with the information disclosed by the Companies in a Material Fact dated July 29th, 2020, that, on the date hereof, the Extraordinary Shareholders’ Meetings of the Companies (“EGMs”) approved, by majority of votes, the merger of TPAR into TSA, pursuant to the terms of the Protocolo e Justificação de Incorporação executed by the Companies’ managements on July 29, 2020 (respectively, “Merger Protocol” and “Merger”).

In accordance with the Merger Protocol, the effectiveness of the Merger is conditioned on the listing of TSA on the special corporate governance segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), called Novo Mercado. Once the condition precedent has been satisfied, the Merger will become effective for all purposes, with TPAR being extinguished and succeeded, on a universal basis, in all rights and obligations, by TSA, pursuant to Article 227 of the Brazilian Corporate Law.

The shares issued by TPAR will continue to be traded on the Novo Mercado until the application for registration of listing of TSA's shares on the Novo Mercado is granted by B3 and the Merger is consummated. After the conclusion of such processes, on a date to be duly informed by the Companies, the shares issued by TPAR will be effectively replaced by common shares issued by TSA.

TSA will begin to trade its shares on B3 with the ticker “TIMS” and will have American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange - New York Stock Exchange (“NYSE”) with the ticker “TIMB”.

The Merger will entitle dissenting shareholders of TPAR to exercise withdrawal rights. Thus, TPAR hereby informs its shareholders and the market in general the conditions for the exercise of withdrawal right:

1.	Shareholders Entitled to Exercise the Withdrawal Right

Pursuant to Articles 137 and 230 of the Brazilian Corporate Law, the exercise of the withdrawal right will only be granted to the shareholders of TPAR: (i) who dissented or abstained from the resolution, or did not attend to the Extraordinary Shareholders’ Meeting of TPAR, held on the date hereof, that approved the Merger (“EGM of TPAR”); (ii) that kept the title of their shares uninterruptedly from the closing of the trading session on July 29, 2020, date in which the Material Fact informing about the Merger was disclosed, until the date of the effective exercise of the right of withdrawal; and (iii) that expressly state its intention to exercise its withdrawal right within thirty (30) days from the publication of the minutes of the EGM of TPAR held on the date hereof.

The shares acquired from July 30, 2020 (inclusive) - including by means “rent of shares” - will not be grant its holder the right of withdrawal in connection with the Merger.

2.	Amount of Reimbursement

Pursuant to article 45, paragraph 1, of the Brazilian Corporate Law, the shareholders of TPAR who dissented or abstained from the resolution, or did not attend to the EGM of TPAR will be entitled to the reimbursement of their shares at the price of R$ 9.33 (nine reais and thirty-three cents) per share, based on the equity value of TPAR, verified in the Quarterly Information of TPAR related to March 31, 2020, however its payment shall depend on the consummation of the Merger, as per article 230 of the Brazilian Corporate Law.

3.	Term for the Exercise of the Withdrawal Right

The shareholders of TPAR that intend to exercise the withdrawal right shall have a thirty (30) days term counted from the publication of the minutes of the EGM of TPAR to expressly state their intention to do so, with respect to the totality of TPAR’s shares held by the relevant shareholder on the closing of the trading session on July 29, 2020. The withdrawal right will cease to exist for to the shareholder that does not exercise the withdrawal right within the fixed term.

The abovementioned term of thirty (30) days shall will be counted from the September 3rd, 2020, date on which the minutes of the EGM of TPAR that approved the Merger shall be published in the TPAR’s disclosure newspapers and shall terminate on October 3rd, 2020 (including).

4.	Proceedings to Exercise the Withdrawal Right

The entitled shareholders whose shares are deposited with B3, who wish to exercise the withdrawal right, shall do through their custody agents, with sufficient advance in order to be able to take the necessary measures to exercise the withdrawal right, subject to the rules and operational procedures of B3.

The entitled shareholders whose shares are deposited with Banco Bradesco S.A. (“Bookkeeping Agent”), depository institution of the book-entry shares of TPAR, shall attend, within the abovementioned term of thirty (30) days, any branch of the Bookkeeping Agent, during its local bank time, with a written and notarized document stating the exercise of their withdrawal right, indicating the number of shares held and the banking information for credit, as well as the following documents: (a) natural person: identity card (RG), Brazilian Individual Taxpayers’ Registry (CPF), updated proof of address; and (b) legal entity: certified copy of the amended and restated bylaws or articles of incorporation, CNPJ register card, corporate act granting representation powers and certified copies of the identity card (RG), Brazilian Taxpayers’ Registry (CPF) and updated proof of address of the relevant representatives.

The shareholders represented by an attorney-in-fact shall submit, in addition to the abovementioned documents, the relevant power of attorney, which shall contain special powers to the attorney-in-fact to exercise the withdrawal right and request the reimbursement of the shares.

5.	Additional Information

Pursuant to Article 137, paragraph 3, of the Brazilian Corporate Law, the management of TSA may call a shareholders’ meeting to ratify or reconsider the Merger, in the event that the payment of the reimbursement of the shares of the dissident shareholders that exercise the right of withdrawal may compromise the financial stability of TPAR.

The dissenting shareholders of TPAR may request the issuance of a special balance sheet of TPAR, pursuant to the terms of Article 45, paragraph 2, of the Brazilian Corporate Law. In this case, once the Merger is consummated, and after the deadline established for the Merger to be reconsidered pursuant to the terms described above, the shareholder that requests the preparation of a special balance sheet will receive 80% of the reimbursement amount, and the balance, if any, will be paid within 120 (one hundred and twenty) days from the approval by the TPAR’s Shareholders’ Meeting.

The date and payment method of the reimbursement amount regarding the shares subject to the exercise of the withdrawal right shall be informed after the expiration of the withdrawal’s term referred above.

Any doubts and/or clarifications on the proceedings for the right of withdrawal may be send to

TPAR Investor Relations website (http://ri.tim.com.br/).

The Merger Protocol, as well as other relevant documents in connection with the Merger, are available to the respective shareholders of the Companies, in accordance with the applicable law and regulations, and may be consulted at the respective headquarters of the Companies.

These documents are also available at the website of CVM (www.cvm.gov.br), of B3 (www.b3.com.br) and on the TPAR Investor Relations website (http://ri.tim.com.br/).

Rio de Janeiro, August 31st, 2020.

TIM Participações S.A.	TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer	Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 31, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.